Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve
	December 31,					Months
	(Thousands of Dollars)					Ended
						March 31,
	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$(26,572)
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(10,309)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(232)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658	65,002
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	$70,428	$27,889

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$66,269
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	(3,049)
Rental interest factor	801	955	1,036	1,587	1,770	1,782
Total fixed charges, as defined	$69,923	$72,243	$73,261	$85,034	$62,658	$65,002

Ratio of earnings to fixed charges	2.85x	2.89x	3.82x	3.21x	1.12x	0.43x